                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                               LIQUID AUDIO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   53631T 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 20, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------
     1           The  remainder  of this  cover  page  shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

                 The  information  required on the  remainder of this cover page shall  not be  deemed  to be  "filed"  for  the  purpose  of  Section  18 of the
Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section  of the Act but  shall be  subject  to all other  provisions  of the Act
(however, SEE the NOTES).

--------------------------------                      --------------------------
CUSIP No. 53631T 10 2                   13D             Page 2 of 13 Pages
--------------------------------                      --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,751,646
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,751,646
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,751,646
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                      --------------------------
CUSIP No. 53631T 10 2                   13D             Page 3 of 13 Pages
--------------------------------                      --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    183,420
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                183,420
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     183,420
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                      --------------------------
CUSIP No. 53631T 10 2                   13D             Page 4 of 13 Pages
--------------------------------                      --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,935,066
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,935,066
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,935,066
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                      --------------------------
CUSIP No. 53631T 10 2                   13D             Page 5 of 13 Pages
--------------------------------                      --------------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.          Security and Issuer.
                 -------------------

                 This  statement  relates to shares (the "Shares") of the common stock, $0.001 par value ("Common Stock"),  of Liquid Audio,  Inc.(the "Issuer").
The  principal  executive  offices of the Issuer are  located at 2221  Broadway,
Redwood City, California 94063.

Item 2.          Identity and Background.
                 -----------------------

                 (a) This  Statement  is filed by Steel  Partners  II,  L.P.,  a
Delaware limited  partnership  ("Steel  Partners II"), Steel Partners  Services,
Ltd.,  a New  York  corporation  ("Steel  Partners  Services"),  and  Warren  G.
Lichtenstein.

                 Steel Partners,  L.L.C., a Delaware limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive  officer and managing  member of Partners LLC is Warren  Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                 Warren Lichtenstein is the sole executive officer, director and stockholder of Steel Partners Services.

                 Each of the foregoing  are referred to as a "Reporting  Person"
and  collectively  as the "Reporting  Persons".  By virtue of his positions with
Steel Partners II and Steel Partners Services, Mr. Lichtenstein has the power to vote and dispose of the  Issuer's  Shares  owned by Steel  Partners II and Steel
Partners Services.  Accordingly, the Reporting Persons are hereby filing a joint
Schedule 13D.

                 (b) The principal  business address of each Reporting Person is
150 East 52nd Street, 21st Floor, New York, New York 10022.

                 (c) The principal business of Steel Partners II is investing in the securities of small cap companies.  The principal business of Steel Partners
Services is providing management and advisory services. The principal occupation of Mr. Lichtenstein is investing in the securities of small cap companies.

                 Steel Partners  Services  acquired the 183,420 Shares  reported herein for the account of a foreign investment company (the "Fund"). Pursuant to an  investment  management  agreement,  the Fund  has  retained  Steel  Partners
Services  to manage,  on a  discretionary  basis,  certain of the Fund's  assets
("Services Agreement"). The Shares beneficially owned by Steel Partners Services were acquired at the discretion of Steel Partners

--------------------------------                      --------------------------
CUSIP No. 53631T 10 2                   13D             Page 6 of 13 Pages
--------------------------------                      --------------------------

Services,  and the Fund does not exercise  voting or investment  discretion over the Shares.

                 (d) No Reporting  Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                 (e) No Reporting  Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr.  Lichtenstein  is a  citizen  of the  United  States of
America.

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 (a) The aggregate  purchase  price of the  1,751,646  Shares of
Common  Stock  owned by Steel  Partners II is  $4,152,306.  The Shares of Common
Stock owned by Steel Partners II were acquired with partnership funds.

                 (b) The  aggregate  purchase  price of the  183,420  Shares  of
Common Stock acquired for the benefit of the Fund is $465,359.  Such Shares were acquired by Steel Partners Services with funds it manages for the Fund. Pursuant to the  Services  Agreement  with the Fund,  Steel  Partners  Services  has been appointed to manage,  on a  discretionary  basis,  certain of the Fund's assets, which are  maintained  in a brokerage  account in the Fund's name.  The Services
Agreement  may be  terminated  by the  Fund  at any  time or by  Steel  Partners
Services at any time upon thirty days' advance written notice.

Item 4.          Purpose of Transaction.
                 ----------------------

                 The  Reporting  Persons  purchased  the  Shares  based  on  the
Reporting  Persons'  belief  that  the  Shares  at  current  market  prices  are undervalued and represent an attractive investment  opportunity.  Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Persons, and the availability of Shares of Common Stock at prices that would make the purchase of additional  Shares  desirable,  the Reporting Persons may  endeavor to increase  their  position  in the Issuer  through,  among other things,  the purchase of Shares of Common Stock on the open market or in private transactions  or  otherwise,  on such terms and at such  times as the  Reporting
Persons may deem advisable.

--------------------------------                      --------------------------
CUSIP No. 53631T 10 2                   13D             Page 7 of 13 Pages
--------------------------------                      --------------------------

                 Each of Steel Partners II and Steel Partners  Services  intends to review  its  investment  in the  Issuer on a  continuing  basis and engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations and future plans of the Issuer.  The Reporting Persons believe that the Company  should begin taking all steps  necessary to maximizing shareholder  value  including,  but not limited to, the declaration of a special dividend to  shareholders or other action to return excess cash to the Company's shareholders.

                 No  Reporting  Person has any present  plan or  proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon  completion  of any of the actions  discussed  above.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the price levels of the Common  Stock,  conditions in the securities  market and general economic and industry  conditions,  each of Steel
Partners II and Steel Partners Services may in the future take such actions with respect to investment in the Issuer as it deems appropriate  including,  without limitation, communicating with other stockholders, seeking Board representation, making proposals to the Issuer concerning the  capitalization  and operations of the Issuer,  purchasing additional Shares of Common Stock or selling some or all of its Shares or  changing  its  intention  with  respect to any and all matters referred to in Item 4.

Item 5.          Interest in Securities of the Issuer.
                 ------------------------------------

                 (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 22,541,959  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

                 As of the close of business on July 26, 2001, Steel Partners II beneficially owned 1,751,646 Shares of Common Stock, constituting  approximately
7.8% of the Shares outstanding,  and Steel Partners Services  beneficially owned
183,420 Shares of Common Stock, constituting 0.8% of the Shares outstanding. Mr.
Lichtenstein  beneficially  owned 1,935,066 Shares,  representing  approximately
8.6% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the  1,751,646  Shares owned by Steel  Partners II and the
183,420  Shares owned by Steel  Partners  Services by virtue of his authority to vote and  dispose of such  Shares.  All of such  Shares  were  acquired in open-
market transactions.

                 (b) By virtue of his positions with Steel Partners II and Steel
Partners  Services,  Mr.  Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

--------------------------------                      --------------------------
CUSIP No. 53631T 10 2                   13D             Page 8 of 13 Pages
--------------------------------                      --------------------------

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock in the last sixty days by the Reporting Persons.

                 (d) No person other than the Reporting Persons is known to have the right to receive,  or the power to direct the receipt of dividends  from, or proceeds from the sale of, such Shares of the Common Stock.

                 (e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships
                 With Respect to Securities of the Issuer.
                 ----------------------------------------

                 Other  than  as  described  herein,  there  are  no  contracts, arrangements  or  understandings  among the  Reporting  Persons,  or between the
Reporting  Persons and any other Person,  with respect to the  securities of the
Issuer.

Item 7.          Material to be Filed as Exhibits.
                 --------------------------------

                 1.          Joint Filing Agreement.

--------------------------------                      --------------------------
CUSIP No. 53631T 10 2                   13D             Page 9 of 13 Pages
--------------------------------                      --------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2001                       STEEL PARTNERS II, L.P.

                                            By:  Steel Partners, L.L.C.
                                                 General Partner

                                            By: /s/ Warren G. Lichtenstein
                                                ---------------------------
                                                Warren G. Lichtenstein
                                                Chief Executive Officer

                                            STEEL PARTNERS SERVICES, LTD.

                                            By: /s/ Warren G. Lichtenstein
                                                ---------------------------
                                                Warren G. Lichtenstein
                                                Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            --------------------------
                                            WARREN G. LICHTENSTEIN

--------------------------------                      --------------------------
CUSIP No. 53631T 10 2                   13D             Page 10 of 13 Pages
--------------------------------                      --------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

 Shares of Common Stock             Price Per                 Date of
        Purchased                   Share($)                  Purchase
       -----------                  ----------                ----------

                             STEEL PARTNERS II, L.P.
                             -----------------------

          66,100                      2.53980                  5/21/01
           1,540                      2.57000                  5/22/01
          10,041                      2.53130                  5/25/01
          12,500                      2.52100                  5/30/01
           3,000                      2.55400                  5/31/01
          37,000                      2.57330                  6/01/01
           5,000                      2.57000                  6/04/01
          23,750                      2.56140                  6/05/01
         104,880                      2.61660                  6/06/01
           9,500                      2.71300                  6/07/01
           5,700                      2.74650                  6/18/01
           7,000                      2.80000                  6/22/01
           1,100                      2.79000                  6/25/01
           7,100                      2.73290                  6/27/01
           6,600                      2.79570                  7/05/01
           8,350                      2.73910                  7/06/01
             300                      2.62000                  7/10/01
           9,500                      2.66000                  7/11/01
          30,500                      2.61760                  7/12/01
          15,450                      2.57560                  7/13/01
          21,600                      2.49790                  7/16/01
           4,435                      2.47120                  7/17/01
          41,800                      2.38740                  7/18/01
          43,000                      2.29430                  7/19/01
         653,800                      2.37350                  7/20/01
         545,200                      2.22500                  7/25/01

--------------------------------                      --------------------------
CUSIP No. 53631T 10 2                   13D             Page 11 of 13 Pages
--------------------------------                      --------------------------

                          STEEL PARTNERS SERVICES, LTD.
                          -----------------------------

           1,250                      2.56140                   6/05/01
           5,520                      2.61660                   6/06/01
             500                      2.71300                   6/07/01
           3,200                      2.65800                   6/08/01
             500                      2.82000                   6/13/01
           4,700                      2.71150                   6/14/01
           2,300                      2.85000                   6/15/01
           5,700                      2.74650                   6/18/01
           9,000                      2.71000                   6/19/01
           1,800                      2.67000                   6/21/01
           7,000                      2.80000                   6/22/01
           1,100                      2.79000                   6/25/01
           7,000                      2.73290                   6/27/01
           6,500                      2.79570                   7/05/01
           8,350                      2.73910                   7/06/01
           9,000                      2.66000                   7/11/01
          15,000                      2.57560                   7/13/01
          20,000                      2.49790                   7/16/01
           5,000                      2.47120                   7/17/01
          20,000                      2.29430                   7/19/01
          50,000                      2.37350                   7/20/01

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

--------------------------------                      --------------------------
CUSIP No. 53631T 10 2                   13D             Page 12 of 13 Pages
--------------------------------                      --------------------------

                                  EXHIBIT INDEX

Exhibit                                                                 Page
-------                                                                 ----

1.          Joint Filing Agreement.                                      13

--------------------------------                      --------------------------
CUSIP No. 53631T 10 2                   13D             Page 13 of 13 Pages
--------------------------------                      --------------------------

                             JOINT FILING AGREEMENT

                        In accordance with Rule 13d-1(k)(1)(iii) under the
Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated
July 26, 2001 (including amendments thereto) with respect to the Common Stock of
Liquid Audio, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  July 26, 2001                       STEEL PARTNERS II, L.P.

                                            By:  Steel Partners, L.L.C.
                                                 General Partner

                                            By: /s/ Warren G. Lichtenstein
                                                ---------------------------
                                                Warren G. Lichtenstein
                                                Chief Executive Officer

                                            STEEL PARTNERS SERVICES, LTD.

                                            By: /s/ Warren G. Lichtenstein
                                                ---------------------------
                                                Warren G. Lichtenstein
                                                Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            --------------------------
                                            WARREN G. LICHTENSTEIN